Marcelo A. Mottesi

 Partner

55 Hudson Yards | New York, NY 10001-2163

T: 212.530.5602

MMOTTESI@milbank.com

September 2, 2020

Compañía de Minas Buenaventura S.A.A.

Form 20-F for the Fiscal Year ended December 31, 2019, filed April 10, 2020

File No. 001-14370

Ms. Lily Dang

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Dang:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated August 21, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”).

In the Comment Letter you requested that the Company respond to your comments regarding the Form 20-F within ten business days or advise you when they would provide a response.

On behalf of the Company, we would like to request an extension of an additional 20 business days to provide a response due to the fact that several responses to the questions posed in the Comment Letter require the Company to obtain reports and information from third parties. Accordingly, the Company respectfully requests an extension until October 5, 2020 to file its response to the Staff Comment Letter.

Thank you for your consideration of this request for extension. If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,
/s/ Marcelo Mottesi
Marcelo Mottesi

September 2, 2020

cc:	Securities and Exchange Commission:

Ken Schuler

Karl Hiller

Compañía de Minas Buenaventura S.A.A.:

Leandro García

Gulnara LaRosa

Rodrigo Echecopar